Longduoduo Company Limited

April 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracie Mariner
Mary Mast
Gary Guttenberg
Tim Buchmiller

Re:	Longduoduo Company Limited
Amendment No 2. to Registration Statement
on Form S-1 Filed November 10, 2021
File No. 333-260951

Ladies and Gentlemen,

Longduoduo Company Limited (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No.2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated February 4, 2022 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 2 to Registration Statement on Form S-1 Filed November 10, 2021

Cover Page

1.	We note your revised disclosure in the fourth paragraph of your cover page regarding your current corporate structure. Please further revise your disclosure to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your common stock, including that it could cause the value of your common stock to significantly decline or become worthless.

Response to Comment 1: Registrant has revised disclosure on page i to respond to this comment.

Longduoduo Company Limited

2.	We note your revised disclosure in response to prior comment 1. Please further revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response to Comment 2: Registrant has revised disclosure on page i to respond to this comment.

3.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences, if any. Describe any restrictions or limitations on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. For example, please discuss how, if at all, the policies and approval processes of China's State Administration of Foreign Exchange may restrict your ability to transfer cash across borders. State whether any transfers, dividends or distributions have been made to date.

Response to Comment 3: Registrant has revised disclosure on page i to respond to this comment.

Our Business, page 3

4.	We note your revised disclosure in response to prior comment 8. Please further revise to provide a description of each of the third-party healthcare service providers, what services each of these providers offer under the identified contracts, how you will assess each provider and how you will choose future providers.

Response to Comment 4: Registrant has revised disclosure on page 3 to respond to this comment.

5.	Please file the agreements described in the last two bullet points of the second paragraph of this section as exhibits to your registration statement or tell us why those agreement would not be required to be filed.

Response to Comment 5: Registrant has filed the required acquisition agreements as Exhibits 10.13 and 10.14 to respond to this comment.

Longduoduo Company Limited

Risks Relating to Doing Business in China, page 5

6.	We note from your revised disclosure in the second bullet point of this section that you are a holding company with operations conducted through your wholly-owned subsidiaries based in Hong Kong and Singapore. Please revise to expand this bullet point to address your subsidiaries inside China. Please also include disclosure about your subsidiaries based in Singapore, and include those subsidiaries in your organizational chart, or revise your disclosure as appropriate.

Response to Comment 6: Registrant has revised disclosure on page 5 to respond to this comment.

7.	We note your revised disclosure in response to prior comment 5. Please tell us if the PCAOB has been or is currently unable to inspect your auditor and, if so, please revise your disclosure to make that clear. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response to Comment 7: Registrant has revised disclosure on page 8 to respond to this comment.

8.	We note the disclosure in your fourth bullet point in this section which appears to be in response to prior comment 10. Please ensure that you have included a separate risk factor that addresses these risks, and clarify your reference in this bullet point to "Risk Factors- We face the risk that changes in the policies," as we do not see a risk factor with that heading in your current filing.

Response to Comment 7: Registrant has revised disclosure on page 6 and 22 to respond to this comment.

9.	Please disclose the issuance in December 2021 by the China Securities Regulatory Commission of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and disclose the impact that these drafts may have on your business operations and on your offering, and add related risk factor disclosure, or advise us why such disclosure would not be appropriate.

Response to Comment 9: Registrant has revised disclosure on page 6, 7, 8 and 23 to respond to this comment.

Risk Relating to Our Common Stock and This Offering, page 6

10.	We note your revised disclosure in response to prior comments 6 and 7. Please disclose in greater detail why you believe you are not required to seek permissions from the Chinese authorities to operate and to issue your common stock to foreign investors. Please also disclose that if the Chinese authorities disagree with you, you may have to seek their permissions which could impact your offering or operations.

Response to Comment 10: Registrant has revised disclosure on page 6, 7 and 8 to respond to this comment.

Longduoduo Company Limited

11.	We note your disclosure that your common stock has a "limited public trading market." Please revise so that this disclosure reconciles to your disclosure on your cover page that there has never been any public market for your common stock.

Response to Comment 11: Registrant has revised disclosure on page 7 to respond to this comment.

The recent joint statement by the SEC and PCAOB and the Holding Foreign Companies Accountable Act..., page 16

12.	We note your revised disclosure in response to prior comment 13. Where you have indicated that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, as requested by our prior comment, please further revise to indicate that this would reduce the time period before your securities may be prohibited from trading or delisted. Please also update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response to Comment 12: Registrant has revised disclosure on page 18 to respond to this comment.

Risk Factors

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity..., page 18

13.	We note your revised disclosure in response to prior comment 11. Please further revise your disclosure to:

●	disclose to what extent you believe you are in compliance with the Cyber Security Law described in the fourth paragraph of this risk factor;.

●	disclose whether you believe you are an "operator of critical information infrastructure," or a "data processor" carrying out data processing activities that affect or may affect national security, and whether you would be subject to a cybersecurity review, and disclose the basis for your beliefs in these regards; and

●	disclose to what extent you believe that you are compliant with the PRC Data Security Law that came into effect on September 1, 2021 and how that law impacts your business and offering.

Response to Comment 13: Registrant has revised disclosure on page 20 and 21 to respond to this comment.

Longduoduo Company Limited

Business of the Company, page 29

14.	We note your revised disclosure in response to prior comment 15. Please provide a more detailed description of your business of preventative healthcare. For example, please discuss which tests the company performs and any other specific details about your operations that would be material in order for an investor to understand your business operations.

Response to Comment 14: Registrant has revised disclosure on page 33 to respond to this comment.

Financial Statements

Interim Financial Statements for Fiscal Quarter Ended September 30, 2021 Statements of Changes in Deficit, page F-20

15.	You disclose that, during the quarter ended September 30, 2021, you issued shares for stock-based compensation, furniture, a lease, and cash. Please tell us why your common stock balance did not change from June 30, 2021 to September 30, 2021 and revise as necessary. If shares were issued, please revise your earnings per share for the quarter ended September 30, 2021, as necessary. If shares were not issued in these transactions, please revise the line item descriptions on the Statements of Stockholders' Equity and clarify the accounting treatment in the notes to the financial statements.

Response to Comment 15: Registrant has replaced the interim financial statements for fiscal quarter ended September 30, 2021 with the interim financial statements for fiscal quarter ended December 31, 2021, and revised relevant disclosure to respond to this comment.

Signatures, page II-5

16.	We note your revisions in response to prior comment 22. Although we note you have identified who is signing in their capacity as your principal executive officer and your principal financial officer, as requested by our prior comment, please revise your signature page to also include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

Response to Comment 16: Registrant has revised disclosure on page II-5 to respond to this comment.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhou Hongxiao
Zhou Hongxiao, Chief Executive Officer and Director
(Principal Executive Officer)

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